Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

BMO Financial Group

ACQUISITIONS

MERCHANT AND MANUFACTURERS BANCORPORATION, INC. and OZAUKEE BANK

July 10 • 2007



BMO Financial Group

FORWARD-LOOKING STATEMENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This presentation includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, and any applicable Canadian securities legislation. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and business of Bank of Montreal, Ozaukee Bank and Merchant and Manufacturers Bancorporation, Inc..

However, by their nature these forward-looking statements involve numerous assumptions, inherent risk and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal cautions readers of this presentation not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the satisfaction of closing conditions with respect to each transaction; regulatory approval of the transactions and approval of the transactions by the shareholders of Ozaukee Bank and Merchant and Manufacturers Bancorporation, Inc., respectively; the actual closing of the transactions; the actual effects of the transaction on Bank of Montreal and its customers; the ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal's filings with the Securities and Exchange Commission.

ACQUISITION OF MMBI AND OZAUKEE - JULY 10 · 2007 2

BMO FINANCIAL GROUP

ADDITIONAL INFORMATION ON TRANSACTIONS

Additional Information and Where to Find It –Merchants and Manufacturers Bancorporation, Inc. TransactionIn connection with the proposed acquisition of Merchants and Manufacturers Bancorporation, Inc. by Harris, Merchants and Manufacturers will prepare a proxy statement to be filed with the Securities and Exchange Commission (SEC). When completed, a definitive proxy statement and a form of proxy will be mailed tothe shareholders of Merchants and Manufacturers. BEFORE MAKING ANY VOTING DECISION, MERCHANTS AND MANUFACTURERS’ SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE ACQUISITION CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Merchantsand Manufacturers’ shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’swebsite at http://www.sec.gov. Merchants and Manufacturers’ shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to John Krawczyk, Esq., Executive Vice President and General Counsel, Merchants and Manufacturers Bancorporation, Inc., 5445 WestridgeDrive, New Berlin, WI 53151, or telephone: 262-827-6700, or from Merchants & Manufacturers BanCorp’swebsite, http://www.mmbancorp.com.Participants in the SolicitationMerchants and Manufacturers and its directors and officers may be deemed to be participants in the solicitation of proxies from Merchants and Manufacturers shareholders with respect to the acquisition. Shareholders may obtain additional information regarding the interests of Merchants and Manufacturers directorsand executive officers in the acquisition, which may be different than those of Merchants and Manufacturers shareholders generally, by reading the proxy statement and other relevant documents regarding the acquisition, when filed with the SEC.

Additional Information and Where to Find it -Ozaukee Bank TransactionThese materials do not constitute an offer or sale of securities. Bank of Montreal will be filing a proxy statement/prospectus and other relevant documents concerning the Ozaukee transaction referenced herein with the Securities and Exchange Commission. Ozaukee security holders are advised to read the proxy statement/prospectus regarding such transaction, when it is filed by Bankof Montreal and becomes available, because it will contain important information. Ozaukee security holders will be able to obtain a free copy of the proxy statement/prospectus and other documents filed by Bank of Montreal when they become available with the Securities and Exchange Commission at the Commission’s website www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained without charge from Bank of Montreal and Ozaukee by directing your request to Bank of Montreal at Corporate Secretary’s Department, 21stfloor, 1 First Canadian Place, Toronto, Ontario, M5X1A1 or TerriHaas, Vice President, Ozaukee Bank, (262) 375-5203.

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OVERVIEW OF ACQUISITIONS

Loans (US$MM)Deposits (US$MM)Merchant and Manufacturers Bancorporation, Inc. (“MMBI”) publicly held with 34 full service and 11 limited service branches throughout WisconsinOzaukee Bank (“Ozaukee”) privately held with 6 full service and 2 limited service branches in the Milwaukee MSA, primarily concentrated in the attractive Ozaukee CountyPurchase prices:MMBI: US$137.2MM cashOzaukee: US$190MMof BMO stockExcluding one time costs, the transactions are mildly dilutive to cash earnings per share in year one and mildly accretive to cash earnings per share in year twoMost non-capitalized one-time costs to be incurred within year one of closing Combined LTM P/E of 25.4x and P/B

2.2x1,0281,1211,1941,1704444995155171,0331,1601,1651,178527580577561F04F05F06Mar-07MMBIOzaukee1,4721,6201,7091,687

Deposits (US$MM) 1,5601,7401,7421,739

527580577561F04F05F06Mar-07 MMBIOzaukee

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ACQUISITIONS FIT STATED CRITERIA

Strategic fit:Natural extension of Harris (downtown Milwaukee less than 100 miles from downtown Chicago)Full service platform from which to expandCultural fit:Community banking modelsFinancial Fit:Combined IRR well above cost of capitalExcluding one time costs, the transactions are mildly dilutive to cash earnings per share in year one and mildly accretive to cash earnings per share in year two

Harris sitesMMBI sites Ozaukee sites Milwaukee

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ENTRY INTO MILWAUKEE MARKETMilwaukee market is a natural extension for Harris:One of the largest markets in close proximity to Chicago Large and relatively affluent market with population of 1.5 million Median household income of $57,468 well above national median of $51,546 with strong projected growth to 2011 of 18.3%The brand presence will support the Harris Business Banking line expansion into Wisconsin(All statistics source: SNL DataSource)OzaukeeBank623 W. Grand Avenue, Port Washington

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FINANCIAL REVIEW –MMBI (OTC: MMBI)34 full service and 11 limited service locations in an area concentrated in Milwaukee extending north to Green Bay and west to LaCrosse56% of MMBI’sdeposits in Milwaukee MSA (6/30/06)Comprised of multiple charters and has had relatively weak financial performanceConsolidation of charters planned at end of 2007Value creation opportunity where we have experience: charter consolidation, back office centralization and credit risk managementCommercial focus provides opportunity to expand business banking networkServices also include financial planning and insuranceRevenue (US$MM)59.860.253.961.2040506LTM(March07)Loan Portfolio at 3/31/07[Balance US$1.17B]Construction9%Commercial R/E & Other46%1stMortgage14%Commercial22%HomeEquity5%Consumer4%

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FINANCIAL REVIEW –OZAUKEEDeposit market share leader in Ozaukee County which is part of Milwaukee MSA with approximately 29% deposit market share in the county, nearly double next competitorOzaukee County 27thwealthiest county in the U.S. and has 2ndhighest median household income ($78,419) in the state of WisconsinStrong financial performanceFinancial store concept fits well with Harris modelAlso offers wealth management, brokerage and trust services(All statistics source: SNL DataSource)Revenue (US$MM)26.728.028.829.3040506LTM(March07)Loan Portfolio at 3/31/07[Balance US$517MM]Construction22%Commercial R/E28%1stMortgage18%Commercial14%HomeEquity17%Consumer2%

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BMO
HARRIS

BMO Financial Group

ACQUISITION METRICS – MULTIPLES IN LINE

Comparables	Price / Book	Price / Tangible Book	LTM / Earnings	Deposit Premium
Combined MMBI / Ozaukee	**2.2x**	**3.0x**	**25.4x**	**10.4%**
MMBI	1.4x	2.3x	32.3x	3.6%
Ozaukee	3.7x	3.9x	21.9x	24.7%
Median for Wisconsin Comps*	1.8x	1.9x	18.8x	9.4%
Median for Chicagoland Comps*	2.5x	2.6x	22.7x	13.8%
Median for Midwest Comps*	2.3x	2.7x	19.5x	14.9%
First National Bank & Trust (adjusting for tax structure and pre-closing adjustments)	1.9x	2.3x	22.5x	17.2%

MMBI P/E high due to weak earnings performance

Ozaukee multiples reflect strong performance and reputation in the market

*Source: SNL

ACQUISITION OF MMBI AND OZAUKEE - JULY 10 2007 9

BMO Financial Group

INVESTOR RELATIONS CONTACT INFORMATION

VIKI LAZARIS
Senior Vice President
viki.lazaris@bmo.com
416.867.6656

STEVEN BONIN
Director
steven.bonin@bmo.com
416.867.5452

KRISTA WHITE
Senior Manager
krista.white@bmo.com
416.867.7019



E-mail: Investor.relations@bmo.com
Fax: 416.867.6656
www.bmo.com/investorrelations